

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Peter M. Rogers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue
Suite 725
Chicago, Illinois 60654

      Re: Echo Global Logistics, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-34470

Dear Mr. Rogers:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation